Exhibit 99.1

GH001 Improves Illness Severity, Anxiety Symptoms, and Quality of Life in Patients with Treatment-Resistant Depression

Michael E. Thase1,2*, Bernhard T. Baune3,4,5, Narcís Cardoner6, Kelly Doolin7, Rosa Maria Dueñas Herrero8, Luboš Janů9, John R. Kelly10,11, Rachael Maclsaac7, Shane J. McInerney12, Alexander Nawka13, Tomáš Páleníček14, Víctor Pérez Sola15,16,17,18, Andreas Reif19,20, Claire Sweeney7, Madhukar H. Trivedi21, Velichka Valcheva7, Eduard Vieta18,22, Wiesław J. Cubała23

*Presenting author: Michael E. Thase; thase@pennmedicine.upenn.edu

1Department of Psychiatry, University of Pennsylvania, Philadelphia, PA, USA; 2Corporal Michael J. Crescenz Veterans Affairs Medical Center, Philadelphia, PA, USA; 3Department of Psychiatry, University of Münster, Münster, Germany; 4Department of Psychiatry, University of Melbourne, Melbourne, VIC, Australia; 5The Florey Institute of Neuroscience and Mental Health, Parkville, VIC, Australia; 6Hospital Santa Creu i Sant Pau, Mental Health Research Group, Institut de Recerca Sant Pau, Universitat Autònoma de Barcelona, CIBERSAM, Barcelona, Spain; 7GH Research, Dublin, Ireland; 8Parc Sanitari Sant Joan de Deu Hospital de Dia de Numancia, Barcelona, Spain; 9A-Shine SRO, Pilsen, Czechia; 10Psychedelic Research Group: Trinity College Dublin and Tallaght University Hospital, Dublin, Ireland; 11Department of Psychiatry, Tallaght University Hospital, Dublin, Ireland; 12Department of Psychiatry, University Hospital Galway, Galway, Ireland; 13Institut Neuropsychiatrické Péče, Praha, Czechia; 14Psyon s.r.o., Prague, Czechia; 15Mental Health Institute, Hospital del Mar, Barcelona, Spain; 16Neurosciences Research Group, Hospital del Mar Research Institute (IMIM), Barcelona, Spain; 17Department of Psychiatry and Department of Experimental and Health Sciences, Pompeu Fabra University, Barcelona, Spain; 18Centro de Investigación Biomédica en Red de Salud Mental (CIBERSAM), Instituto de Salud Carlos III, Madrid, Spain; 19Department of Psychiatry, Psychosomatic Medicine and Psychotherapy, University Hospital Frankfurt – Goethe University, Frankfurt am Main, Germany; 20Fraunhofer Institute for Translational Medicine and Pharmacology ITMP, Theodor-Stern-Kai 7, 60596, Frankfurt am Main, Germany; 21Center for Depression Research and Clinical Care, Peter O’Donnell Jr. Brain Institute and the Department of Psychiatry, University of Texas Southwestern Medical Center, Dallas, TX, USA; 22Hospital Clinic de Barcelona, Institute of Neuroscience, University of Barcelona, IDIBAPS, CIBERSAM, Barcelona, Catalonia, Spain; 23Department of Psychiatry, Faculty of Medicine, Medical University of Gdańsk, Gdańsk, Poland

Study Design: This Phase 2b multicenter trial (NCT05800860) assessed the efficacy and safety of GH001, a synthetic form of mebufotenin (5-methoxy-N,N-dimethyltryptamine [5 MeO-DMT]) for pulmonary inhalation, in patients with treatment-resistant depression (TRD). The trial included a 7-day, randomized, double-blind, placebo-controlled part (Part 1) and a 6 month open-label extension (OLE; Part 2). The primary endpoint of this trial was the mean change in Montgomery–Åsberg Depression Rating Scale (MADRS) from baseline to Day 8. Secondary efficacy endpoints included the severity of illness assessed by the Clinical Global Impression-Severity (CGI-S), anxiety symptoms assessed by the Hamiliton Rating Scale for Anxiety (HAM-A), and quality of life assessed by the Quality of Life, Enjoyment, and Satisfaction Questionnaire-Short Form (Q-LES-Q-SF). Efficacy assessments were performed at baseline (pre-dose on Day 1 [Part 1]), on Day 1 (2 hours post-dose), Day 2, and Day 8 after each treatment, and at each monthly visit up to Month 6. Efficacy results were summarized descriptively. To reduce the risk of functional unblinding, all efficacy endpoints were administered by independent blinded raters.

Participants: This trial enrolled 81 patients who met the following criteria for TRD: Diagnostic and Statistical Manual of Mental Disorders, Fifth Edition, criteria for major depressive disorder, confirmed by the Mini-International Neuropsychiatric Interview; current major depressive episode duration of ≤2 years; nonresponse to ≥2 and ≤5 oral antidepressant treatments after ≥6 weeks; and screening and baseline scores of ≥20 on the 17-item Hamilton Depression Rating Scale. The current major depressive episode was validated using the Massachusetts General Hospital – Structured Assessment for Evaluation of Risk criteria interview.

Intervention: In Part 1, patients were randomized 1:1 to receive an individualized dosing regimen (IDR) of up to three escalating doses of GH001 (6, 12, and 18 mg) or placebo IDR on a single day with a 1-hour interval between doses. The criteria for administration of the second and third doses in the IDR were based on patients’ subjectively reported psychoactive effects and the safety and tolerability at the previous dose level according to the trial physician’s judgement. In Part 2, patients could receive up to five GH001 IDR treatments over 6 months as needed based on the patient’s MADRS score and the safety and tolerability of the previous dose(s). This trial was conducted under the supervision of qualified healthcare professionals, providing psychological support per standard of care, but without any planned psychotherapeutic intervention before, during, or after dosing.

Data Collection and Analysis: The current analysis examines the effect of GH001 on the secondary efficacy endpoints CGI-S, HAM-A, and Q-LES-Q-SF up to 6 months in patients with TRD. Statistical analysis of the data reported herein was completed on August 12, 2025. A total of 81 patients were randomized in Part 1 (GH001 IDR, n=40; placebo IDR, n=41). Change in MADRS total score from baseline to Day 8 of Part 1 was significantly greater with GH001 versus placebo (least squares [LS] mean difference [standard error (SE)], −15.5 [1.7]; P<0.0001). This significant improvement in depressive symptoms was mirrored by changes in CGI-S, HAM-A, and Q-LES-Q-SF scores in Part 1. LS mean (SE) difference in change from baseline to Day 8 for GH001 versus placebo was −2.5 (0.3), −10.0 (1.4), and 21.4 (2.4), for CGI-S, HAM-A, and Q-LES-Q-SF, respectively (P<0.0001 for each assessment). All 81 (100%) patients transitioned directly to the OLE and 63 patients (77.8%) completed the OLE. Remission (MADRS total score ≤10) was achieved by 73.0% of patients who completed the OLE. At Month 6, patients who completed the OLE showed significant improvements across secondary efficacy endpoints compared with baseline: mean (standard deviation [SD]) CGI-S decreased by −3.0 (1.4; P<0.0001), mean (SD) HAM-A decreased by −13.3 (7.2; P<0.0001), and mean (SD) Q-LES-Q-SF increased by 24.8 (14.1; P<0.0001). Patients received a mean of four GH001 IDR treatments throughout the trial with a median duration of psychoactive effects of 11 minutes. Results from this analysis indicate that treatment of TRD with GH001 results in durable reductions of illness severity and anxiety symptoms, as well as improvements in quality of life, that are maintained at Month 6 with infrequent retreatments.